UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 2, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 2, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - August 2016

Mumbai, September 2, 2016: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for August 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		AUGUST 2015	AUGUST 2016	AUGUST 2015	AUGUST 2016	AUGUST 2015	AUGUST 2016
Micro	NANO	2426	765	2235	711	147	24
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	6149	13001	7579	10724	343	479
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO	731	1354	749	978	167	318
UV2	SAFARI, SUMO GRANDE, MOVUS	626	699	590	589	12	21
UV3	ARIA, XENON	0	0	10	0	0	0
V1	VENTURE	76	15	31	22	0	0
V2	ACE MAGIC, MAGIC IRIS	1883	1134	1662	1556	25	25
N1- A1	ACE, ACE EX, ACE Zip	7448	8146	5910	6185	1330	1532
N1- A2	Super ACE, TATA207, XENON, Winger DV	3236	3759	2054	3192	863	1224
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	306	288	316	105	3	2
M2- A2	Winger 14 seats, SFC407, CityRide	194	271	174	169	20	78
N2- A1	SFC407, LPT407	940	754	1205	1293	103	209
N2- A2	SFC709, LPT709	909	1102	247	235	134	133
N2- A3	LPT9109	466	686	308	423	151	127
N2- A4	LPT1109	426	561	856	752	137	216
M3- A2	LP709, SFC410, LP410	770	614	699	738	256	306
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	415	262	440	552	76	61
M3- C2	LPO1512, LPO1612, Starbus, Divo	819	1000	608	1094	471	432
N3- A1	LPT1613, LPK1616, SK1613	3530	3358	2077	1748	550	767
N3- B1(a)	LPT2518, LPK2518	2955	2741	2740	2080	228	318
N3- B1(b)	LPT3118	3389	2283	3077	2021	0	206
N3- B2(b)	LPS3518. LPS3015, LPS3516	776	402	525	326	125	0
N3-B2(d)	LPS4018, LPS4023	1655	1292	1361	941	66	106
N3- B2(e)	LPS4928	172	188	25	32	5	1

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	250	149	172	155	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.